Mail Stop 3561

April 21, 2010

Leila L. Vespoli, Esq.
Executive Vice President and General Counsel
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

Paul J. Evanson
Chief Executive Officer
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, Pennsylvania 15601

>   **Re: FirstEnergy Corp.**
>   **Registration Statement on Form S-4**
>   **Filed March 23, 2010**
>   **File No. 333-165640**
>   **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 19, 2010**
>   **File No. 333-21011**
>
>   **Allegheny Energy, Inc.**
>   **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **File No. 001-00267.**

Dear Ms. Vespoli and Mr. Evanson:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable; however, please note that the comments relating to your registration statement do require you to file an amendment of the registration statement at this time. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FirstEnergy Corp. Registration Statement on Form S-4

Unaudited Comparative Per Share Data, page 25

1. Please revise to present pro forma *equivalent* data, which gives effect to the exchange ratio of .667 of a share of FirstEnergy stock for each share of Allegheny Energy common stock. Please ensure your comparative format compares historical FirstEnergy per share information with pro forma per share information and historical Allegheny Energy to equivalent pro forma per share data. Refer to the Instructions to Item 3(e) of Form S-4. Also if still applicable, please revise the title of the current column titled pro forma combined equivalent data since these amounts only represent pro forma combined data.

Risk Factors, page 30

FirstEnergy and Allegheny Energy will incur substantial transaction fees and merger-related costs in connection with the merger, page 34

2. Please revise to quantify the amount of "substantial" fees that you refer to here.

The Merger, page 50

Background of the merger, page 50

3. Please provide us with a copy of the board book(s) and any other materials prepared by the fairness advisors to assist the boards in evaluating the transaction.

4. In an appropriate place in your discussion, elaborate upon how FirstEnergy arrived at the exchange ratio to be offered to Allegheny shareholders.

5. In an appropriate place in your disclosure, please disclose whether Allegheny considered engaging a financial advisor to solicit bids from third parties with respect to a business combination and, if not, why not.

6. On page 50, you refer to FirstEnergy's "evolving acquisition criteria and opportunities presented by various potential transactions." Please revise to elaborate upon the criteria and potential transactions with a view to providing readers with a sense of what FirstEnergy was looking to achieve in this transaction.

7. On page 52, you also refer to consideration Allegheny's board gave to the company's "long-term strategic goals and enhancing shareholder value." Please similarly revise to elaborate.

8. On page 54, please revise to explain the "strategic rationale for a potential merger transaction" that was discussed at the FirstEnergy board meeting that was held on January 19, 2010.

9. On page 55, elaborate upon the "financial aspects" of a potential transaction that were reviewed by Goldman Sachs at the February 2, 2010 meeting.

10. On page 56, you mention that Allegheny Energy's nuclear consultant assessed the strengths, weaknesses and potential issues regarding each site. Please revise to summarize what was discussed.

Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger, page 58

11. On page 61, you refer to the "Strategic Alternatives" that were available to and considered by FirstEnergy. Please revise to elaborate. Please provide similar disclosure as it relates to the "potential alternatives to the merger" that were considered by Allegheny Energy, as discussed on page 68.

12. On pages 60 and 66 you state that, in evaluating the merger, the board of directors of each of FirstEnergy and Allegheny Energy considered financial projections that were prepared by the management of each company. Furthermore, on page 71 under the heading "Opinion of FirstEnergy's Financial Advisor" and on page 80 under the heading "Opinion of Allegheny Energy's Financial Advisor," you state that Morgan Stanley and Goldman Sachs reviewed these financial projections. Please disclose these financial projections.

13. Also, in an appropriate place in this disclosure, please indicate whether each company's board reviewed, for accuracy and completeness, the financial projections provided by them and whether such board found reliance upon those materials to be reasonable.

Additional Interests of the Allegheny Energy Directors and Executive Officers in the Merger, page 90

Treatment of Stock Options and Other Equity Awards, page 91

14. We note your statement that "it is not possible at this time to ascribe a value to the options, restricted shares and performance shares" to be received by Allegheny Energy executive officers upon stockholder approval of the merger agreement and the

merger because "Allegheny Energy's stock price at the time of stockholder approval of the merger agreement and the merger is not now determinable." Please revise your disclosure to provide the value of the options, restricted shares and performance shares to be received by Allegheny Energy executive officers upon stockholder approval of the merger agreement and the merger using Allegheny Energy's stock price as of a recent date.

Litigation relating to the Merger, page 102

15. Please revise your discussion to update your disclosure on the status of the litigation and what each party's next steps are.

The Merger Agreement, page 108

16. We note your disclosure that the merger agreement summary is not included in the filing "to provide any other factual information regarding FirstEnergy, Allegheny Energy or their respective businesses." In addition, you state that the representations, warranties and covenants "may be subject to more recent developments" and "may not describe the actual state of affairs as of the date they were made or at any other time." Also, you state that investors "should not rely on the representations, warranties and covenants or any description of them as characterizations of the actual state of facts or condition of FirstEnergy, Allegheny Energy or Merger Sub or any of their respective subsidiaries or affiliates." Please remove these statements, as they imply that the referenced agreements do not constitute public disclosure under the federal securities laws. Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your 10-K not misleading.

FirstEnergy Board of Directors After the Merger, page 112

17. Please confirm that you will identify the two new appointments, considering it appears that they will be designated before the mailing of this joint proxy statement/prospectus. We note that you have left placeholders for the names of these members on page 91, however, it would be helpful if you provided them here as well.

Pro forma Financial Information page, 131

Note 3. Pro Forma Adjustments, page 135,

(j), page 137

18. Please explain to us in detail, and quantify by major property/equipment groups and individual generating unit, how you determined the fair value of property plant and

equipment of $11,044 million. If possible, please segregate the amount between the merchant generation segment and the regulated operations segment. We assume that no fair value adjustments were made on property, plant and equipment that are subject to cost-based regulatory recovery, which we also assume consists principally of Allegheny's regulated operations segment. If our assumption is incorrect, please clarify it. If our assumption is correct, please disclose your methodology for valuing regulated operation assets and liabilities in the notes to your pro forma financial statements including the reason for no change in basis. In your submission of the fair value adjustments for the merchant generation business, please indicate the major characteristics of each asset or group, such as the fuel source, the year constructed and placed into service and your method of estimating fair value. The disclosure in the final paragraph of Note 1 suggests you did not use a discounted cash flow methodology; please confirm. If our assumption is incorrect, please tell us the assumptions in your model and whether extensions of licenses or use of plant beyond the depreciable life in any projections of cash flow was considered. To the extent you utilized comparable sales transaction of similar generating units or other items of property plant and equipment in estimating fair value, please provide us the details of the comparable transactions utilized. Please explain how you compensated for differences between the assets you acquired and the assets of comparable transactions. Tell us whether you used other valuation method(s) to justify or test the reasonableness of your determined fair values. Please also provide us a narrative of the process you used to identify all possible identifiable assets and contingent assets of the unregulated business of Allegheny Energy. Finally tell us whether, and how, goodwill will be allocated between merchant generation and regulated operations or whether, based on your appraisal techniques for both groups of assets, there was any unallocated value that comprises goodwill that was allocated to regulated operations. If so, explain in detail why any residual would be associated with regulated assets with a market rate of return. Please explain to us how FirstEnergy anticipates including the acquired operations in its segment presentation in future financial statements and how it proposes to group or include the acquired assets for the purposes of evaluating goodwill impairment. Please be detailed in your response. We may have further substantive comment.

19. Please tell us the nature of construction, work in process and why no fair value adjustments were necessary.

(m), page 137

20. Please indicate the business combination expenses are non-recurring. Refer to Article 11-02(b)(5) of Regulation S-X.

<u>(n), page 138</u>

21. Please provide the detail by debt issue of the $171 million fair value adjustment to debt. Show us, by major outstanding issue, the prevailing terms of the debt and the assumptions you used to calculate current fair market values such as yield to maturity. Show us how such assumptions represent current market assumptions and the assumed credit quality of each issue. Tell us whether you considered any credit quality improvements that resulted solely from the combination of companies. Please advise whether any fair value adjustments related, either directly or indirectly, to debt of the regulated operations of Allegheny. If so, explain your rationale for any basis adjustments related to such debt along with anticipated rate treatment of such basis adjustments. In any event, to the extent future amortization of the fair value adjustment will have a material effect on net income, please disclose the effect of such purchase adjustments on net income over the next five years in a note. See Instruction 2 to Item 11-02(b) of Regulation S-X.

<u>Exhibit Index</u>

22. We note that you have not filed the legal opinion, tax opinion, or related consents. We request that you file these exhibits as early in the process as possible so that we may have time to review them before you request that your registration statement become effective.

23. Please amend the filing to include your independent auditor's signature on Exhibits 23.4 and 23.6. Refer to Item 601(b)(23) of Regulation S-K.

<u>FirstEnergy Corp. Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>Cover Page</u>

24. Please include the check box regarding Interactive Data Files which is required to be disclosed on the cover page of Form 10-K.

<u>Item 1. Business, page 1</u>

25. Please discuss the extent to which your business is or may be seasonal. Refer to Item 101(c)(5) of Regulation S-K.

<u>Executive Officers, page 25</u>

26. We note your disclosure regarding Mr. Byrd's business experience, specifically that he has served as your Vice President, Corporate Risk and Chief Risk Officer since 2007. Please revise your disclosure regarding Mr. Byrd to indicate his business experience prior to 2007.

Item 1A. Risk Factors, page 27

27. Please delete the sixth sentence in the first paragraph of this section in which you
    state that other unknown or immaterial risks may also impair your business
    operations. All material risks should be described in your disclosure. If risks are not
    deemed material, you should not reference them.

Item 5. Market for Registrant's Common Equity, Related Stockholder matters and Issuer
Purchases of Equity Securities, page 43

28. We note that you have not filed your Annual Report to Shareholders as exhibit 13 to
    your Form 10-K as required by Note 2 to General Instruction G to Form l0-K. In your
    response letter, please explain.

Item 8. Financial Statements and Supplementary Data, page 132

29. It appears that the auditor's reports are not signed. Please provide us on a
    supplemental basis with a photocopy of the manually signed reports. Please also
    confirm that you will ensure that conformed signatures will be provided in the future.

Item 15. Exhibits, Financial Statement Schedules, page 257

30. With respect to Exhibit 2-1, please include an agreement to furnish us with any
    omitted schedule or exhibit upon request. Refer to Item 601(b)(2) of Regulation S-K.
    This comment also applies to the exhibit index of any subsidiary registrant that
    includes Exhibit 2-1.

31. Please confirm that you do not have a written employment agreement with either Ms.
    Shriver or Ms. Ard that would need to be filed as a material contract exhibit. In this
    regard, please note that any such agreements would represent related party
    transactions.

Exhibits 23.1 – 23.7

32. It appears that your auditor's consents are not signed. Please provide us on a
    supplemental basis with a photocopy of the manually signed consents. Please also
    confirm that you will ensure that conformed signatures will be provided in the future.

Exhibit 31

33. In future periodic reports, please revise the certifications filed as Exhibit 31 so the
    language is identical to the language contained in Item 601(b)(31) of Regulation S-K.
    In this regard, we note that you have deleted the word "we" at the end of paragraph 4,
    deleted the word "fiscal" from the phrase "fourth fiscal quarter" in paragraph 4(d),

changed the word "functions" to "function" at the end of paragraph 5, and referred to "financial data" instead of "financial information" at the end of paragraph 5(a). Please note these are examples only.

Allegheny Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Application of Critical Accounting Policies, page 93
Excess of Cost Over Net Assets Acquired (Goodwill), page 95

34. Please provide information for investors to assess the probability of future goodwill impairment charges in future filings. For example, please disclose whether your unregulated generation reporting unit is at risk of failing step one of the impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the reporting unit is at risk of failing step one, you should disclose:

- o the percentage by which fair value exceeded carrying value at the date of the most recent step one test;
- o a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
- o a discussion of the degree of uncertainty associated with the assumptions; and
- o a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Item 8. Financial Statements and Supplementary Data, page 98

Notes to Consolidated Financial Statements, page 107

Note 3: Assets Held For Sale, page 118

35. Please tell us why the results of your electric distribution business classified as held for sale under the requirements of FASB ASC 360-10-45-9 are not reported in discontinued operations. Refer to FASB ASC 205-20-45-1.

Note 15: Dividend Restrictions, page 162

36. Reference is made to your disclosure on page 136 regarding the provisions in the AE Supply and Monongahela revolving credit facilities that limit the net assets of AE Supply and Monongahela that may be transferred to AE. In future filings, please disclose the amounts of restricted net assets for consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters of FirstEnergy Corp. You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters of Allegheny Energy, Inc. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rick L. Burdick, Akin Gump
        Via Facsimile